UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 25, 2018
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Resignation of Elizabeth Watson, our Chief Financial Officer

On January 25, 2018, Elizabeth Watson, our Chief Financial Officer, who serves as both our principal financial officer and principal accounting officer for purposes of Regulation A, Tier II reporting requirements, and the Company agreed that she would be resigning from the foregoing positions effective as of January 31, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Robert R. Kaplan, Jr.
Name:	Robert R. Kaplan, Jr.
Its:	President
Date:	January 31, 2018